# VIRALYTICS LTD
ONCOLYTIC VIRUSES

2 May 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

**08002437**

**Attention: Mr. Elliot Staffin**

**Re:    Viralytics Limited**
**12g3-2(b) Information**
**File No. 82-34945**

## SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd  ABN 12 010 657 351
www.viralytics.com
t+61 2 9499 3200    f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road  Pymble NSW  2073
Australia

# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

| | |
|---|---|
| To Company Name/Scheme | Analytica Limited |
| ACN/ARSN | 006 464 866 |

**1. Details of substantial holder(1)**

| | |
|---|---|
| Name | Viralytics Limited |
| ACN/ARSN (if applicable) | 010 657 351 |

| | |
|---|---|
| There was a change in the interests of the substantial holder on | 2 / 5 / 08 |
| The previous notice was given to the company on | 4 / 4 / 08 |
| The previous notice was dated | 4 / 4 / 08 |

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| ORD | 24,690,024 | 8.91 % | 19,750,226 | 7.13 % |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 11/4/08 | Viralytics Ltd | On market sale | 4,724 | ORD | 250,000 |
| 16/4/08 | Viralytics Ltd | On market sale | 16,465 | ORD | 919,798 |
| 17/4/08 | Viralytics Ltd | On market sale | 11,188 | ORD | 625,000 |
| 18/4/08 | Viralytics Ltd | On market sale | 3,043 | ORD | 170,000 |
| 1/5/08 | Viralytics Ltd | On market sale | 53,255 | ORD | 2,975,000 |

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | | | | | |
| Viralytics Limited | Viralytics Limited | Viralytics Limited | Direct Interest | 19,750,226 | 19,750,226 |

## 5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/a | |
| | |

## 6. Addresses
The addresses of persons named in this form are:

| Name | Address |
|---|---|
| Viralytics Ltd | 8/33 Ryde Road Pymble, NSW 2073 |
| | |

## Signature

print name    Bryan Dulhunty              capacity Company Director

sign here    Original Signed              date    2 / 05 / 2008

## DIRECTIONS

(1)    If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)    See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)    See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)    The voting shares of a company constitute one class unless divided into separate classes.

(5)    The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)    Include details of:

(a)    any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)    any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7)    Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)    If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)    Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

